BART AND ASSOCIATES, LLC

Attorneys at Law

_____________________________________________________________

November 12, 2013

Via SEC Edgar Submission

Mitchell Austin, Law Clerk

Mark P. Shuman, Branch Chief - Legal

Securities and Exchange Commission

Washington, D.C. 20549

RE:    AppYea, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed September 5, 2013

File No. 333-190999

Dear Mr. Shuman:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

Description of Our Business

Principal Products and Their Markets

Current Products, page 17

Comment 1: Please discuss how advertisement integration has played a role in your business to date, as well as how you expect it to play a role in your business in the future, in both this section and in Management’s Discussion and Analysis. Additionally, please discuss whether any single product or customer has accounted for a material portion of your revenues. If applicable, provide your analysis of whether any agreement with a major customer should be filed under Item 601(b)(10) of Regulation S-K.

Answer to Comment 1: The disclosures listed in Comment 1 have been added to the “Current Products” and “Management’s Discussion and Analysis” Sections. The Company has informed me that there are no customers or products that account for a material portion of the Company’s revenues, so there was no additional language added related to Item 601(b)(10) of Regulation S-K.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

November 12, 2013

Competition, Competitive Position in the Industry and Methods of Competition

Competition, page 18

Comment 2: Please enhance your discussion of the “ability to sell apps….” You should clarify that you are referring to consumer sales of your mobile applications on app stores, as opposed to asset sales of the mobile applications, when discussing these consumer sales.

Answer to Comment 2: The additional clarification has been added to the section listed in Comment 2.

Patents and Trademarks, page 18

Comment 3:

With respect to the disclosure on page 18 and the related risk factor on page 6, please provide us with your analysis of whether you will be required to obtain a license to use any third-party trademarks. Additionally, please enhance your risk factor disclosure to address any material risks posed by any use of a trademark without permission of its owner.

Answer to Comment 3: The Company will be required to obtain licensing agreements for the use of third-party trademarks. The Company has engaged Intellectual Property counsel to obtain the right to license and use all necessary trademarks. The disclosure in the “Patents and Trademarks” section has been revised to state that the Company has engaged intellectual property counsel. The risk factor related to patents and trademarks has also been revised.

Directors, Executive Officers, Promoters and Control Persons, page 23

Comment 4: In your response letter, and with a view to disclosure, provide support for your claim that Mr. Williams’ flower store has consistently been one of the top performing stores in the nation. Your response should identify the parameters used to compare performance and describe the comparative group. Alternatively, delete these claims.

Answer to Comment 4: The language related to “top performing” has been removed from Mr. Williams’ background disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 26

Comment 5: Please revise footnote two to state that the amounts in the table include 500 million shares of common stock that underlie preferred stock that is currently convertible. The remainder of the footnote appears unnecessary to explain the information presented in the table. Additionally, consider removing the columns of the table relating to after offering share amounts and percentages as they also appear unnecessary in the context of this selling shareholder offering.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

November 12, 2013

Answer to Comment 5: Footnote two and the table columns have been revised to be consistent with the language in Comment 5.

Part II

Item 14. Indemnification of Directors and Officers, page 43

Comment 6: Please expand to further discuss the extent to which South Dakota law and Article VI of your bylaws permit or require that any controlling person, director, or officer be indemnified in any manner against liability that may be incurred in that capacity. See Item 702 of Regulation S-K.

Answer to Comment 6: The indemnification section has been expanded to provide the information listed in Comment 6.

In addition to the above comment responses and corresponding changes to the disclosures provided in the Registration Statement, the Company has also provided current financial statements and footnotes through September 30, 2013, in addition to its audited financial statements and footnotes for the fiscal year ended June 30, 2013.

Respectfully submitted,

/s/ Ken Bart

Ken Bart

Bart and Associates, LLC

Attorney for AppYea, Inc.